Filed by ACP Holdings Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed under Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: ACP Holdings Acquisition Corp.

Commission File No.: 001-43225

The following Employee FAQ was made available to the employees of May Mobility, Inc. on September 16, 2026 in connection with the proposed business combination between ACP Holdings Acquisition Corp. and May Mobility, Inc.

Employee FAQ

What is a SPAC and why are we doing a SPAC (vs. a traditional IPO)?

A special purpose acquisition company (“SPAC”) is a company with no commercial operations that is formed strictly to raise capital through an initial public offering (“IPO”) for the purpose of combining with an existing company—in our case, ACP Holdings Acquisition Corp. (NASDAQ: ACGC) (“ACP”) is the publicly traded SPAC that is combining with May Mobility, enabling us to reach the public markets.

Why a SPAC? We evaluated different paths, but what was most compelling to us was the opportunity to deepen our partnership with ACP. They’ve been a financial partner to May for some time now, and when they developed their SPAC product, we both recognized that May would be a perfect fit. Committed PIPE is unique and offers value and extended runway to keep us moving toward our goals.

By combining with ACP, we expect to be better able to continue to grow our business. We have been successful scaling May Mobility to date, but as a public company, we anticipate that we can increase investment in our autonomous vehicle technology to grow both our existing and new markets.

What are the ramifications to me if I discuss any of the Company’s plans?

The “Quiet Period” is a time set by the U.S. Securities and Exchange Commission (“SEC”) whereby the Company and any company insider, employee, or analyst is legally restricted in their ability to discuss the impending merger. This includes communication of any kind—verbal or written (including email, blogs, and social network sites such as Twitter, Facebook, etc.). We will advise you when the quiet period is over. The SEC is charged with ensuring a fair and level playing field for public companies and their investors. It has the authority to delay the proposed transaction and pursue civil and criminal prosecution against those who breach the SEC’s rules and regulations. The Company may also pursue civil penalties or terminate the employment of any person who violates the established procedures. It is imperative that you respect the quiet period by offering ‘no comment’ to any inquiries, refrain from communicating any mention of our filing or other merger activities, and direct individuals to Legal if people ask questions of you.

If I get a call or meet someone from the media that knows that I work at May Mobility and they ask about the merger, what should I tell them?

You should have no conversations with the media. Please direct all media enquiries to Karsten Kutterer at media@maymobility.com, which is our current policy. The SEC regulations state that discussing the merger with any member of the media (and those outside the organization) may be a breach of federal securities law, which could subject you to termination of employment and civil liabilities and penalties including civil and criminal prosecution. Any other response from you could jeopardize yourself and/or May Mobility with the SEC.

Can I buy or sell ACP securities now? What is insider trading?

Employees cannot buy or sell ACP securities (NASDAQ: ACGC, ACGCU, ACGCW) or advise others to do so. Insider trading is buying, selling, hedging, or tipping off others to do the same, while in possession of material nonpublic information. Insider trading is illegal and punishable. You must not act on or share any material nonpublic information externally.

Why are we going public?

We have reached a scale and business that has created significant value and one that we believe will be very attractive to public investors.

What will we do with the proceeds of the transaction?

Our goal is to use the proceeds of this transaction to continue scaling our autonomous vehicle operations and meet growing demand for our technology. Raising capital through this transaction is expected to help us strengthen our competitive position and invest in the continued development and deployment of our products.

When will the merger be completed?

The transaction is expected to close on or before May 26, 2027, subject to approval by ACP’s and May Mobility’s stockholders and the satisfaction of other customary closing conditions.

The boards have already approved this — is everything final now?

Both companies' boards have unanimously approved the agreement, but the deal itself isn't closed yet — it still needs stockholder votes and SEC review, which is why the timeline above is expressed as an expectation rather than a certainty.

How confident are we that this actually closes?

We are confident we are taking the best path for May, and our finance and legal teams are focused on completing the remaining steps. As with any transaction that still needs shareholder and regulatory approval, we don't guarantee outcomes — but nothing about where things stand today gives us reason for concern.

What's a PIPE, and why does it matter here?

PIPE stands for “private investment in public equity” — it's capital committed by outside investors that closes alongside the merger. It matters because it's additional cash on top of what's in ACP's trust account, and it's fully committed, meaning those investors are contractually committed regardless of near-term stock swings.

Who's investing through the PIPE?

A group of institutional and strategic investors.

I heard something about “bridge financing” — does that mean we're low on cash?

Bridge financing is a normal, planned part of how companies fund the gap between signing an agreement like this and actually closing it — lots of companies use it in SPAC transactions. It's not a signal of financial trouble; it's a standard tool for managing cash flow during the closing period.

Is ACP Holdings the same as Atlas Credit Partners?

Related, not identical. ACP Holdings Acquisition Corp. is the publicly traded SPAC we're merging with; it's affiliated with Atlas Credit Partners.

Now that the merger agreement has been announced, what happens next?

The announcement of the merger agreement is just the beginning! There are several major milestones that we, along with the ACP team, need to complete, including filing and SEC review of a registration statement on Form S-4, and votes of the ACP and May Mobility stockholders to approve the SPAC transaction and certain other documents and corporate actions in connection with the transaction. In parallel, we will be introducing May Mobility to a broader audience of investors and research analysts. This process will take time, and closing remains subject to satisfaction of the conditions described above and other customary conditions. We will try to be as transparent as we can and will do our best to keep you updated, but please recognize that we are limited by federal securities regulations in what we can discuss with employees and when.

What does this mean for me?

For most of you, not a lot. For people who are in Finance and Legal their day-to-day lives will change pretty significantly. People in product or engineering won’t probably notice much—except for that stock checking thing.

All of you will likely have stock sales and tax questions, these are questions you should direct to your own tax advisor.

Does this change how we operate as a company?

No. Our mission and priorities stay the same, but certain information will become more confidential as a public company, and there will be more accountability to the board and public shareholders to deliver measurable results. Going driver-out in Arlington, alongside scaling operations with our ride-hail partners, remains our top priority.

What are the rules?

We have to be careful what we say and don’t say about our company and products.

The quick summary... You SHOULD NOT disclose confidential or proprietary information about May Mobility and its products that we haven’t already publicly announced - so financial information, when/if we’ll merge, M&A, product roadmaps… basically any information that a reasonable person could consider important in making an investment decision.

This also means that whether you’re at a BBQ with family and friends, or out and about around town, you need to make sure you aren’t discussing any confidential business matters. Sanitation of confidential material when outsiders come to visit our office will also become increasingly important.

I’m excited about this news. What can I post on social media?

The May Mobility communications team will lead our social media efforts. Once you see an official post go live on LinkedIn, Instagram, Facebook, or X, you are free to repost that news. We ask that employees do not make any social media posts about the transaction that have not been expressly authorized by the May Mobility communications team. Remember that the same insider trading and confidentiality rules apply to social media.

What about our culture?

Culture is something we're actively protecting. Going public is just how we're raising money this time — same company, same work, same urgency. What makes May work is being small enough that you can write code this month and see it running on a vehicle next month, that your name is attached to outcomes instead of buried on a team of twenty. That's what we're holding onto.

Going public does raise the stakes on some things: more reporting, more people watching our numbers every quarter. It doesn't touch how we do the work or what we value while we're doing it: Value Personal Relationships, Consider the Bigger Picture, Do What is Right, and Drive with Purpose.

Come to work like yourself. We're not planning on getting uptight, and we hope you don't either.

What is the lock-up and how does it work?

Shares of common stock you, as an employee shareholder, receive in connection with the merger will be subject to transfer restrictions. The lock-up period runs from the closing of the merger until the earlier of (i) 12 months after the date the registration statement becomes effective and (ii) a transaction that results in all stockholders having the right to exchange their shares for cash, securities, or other property (such as a liquidation, merger, or tender offer). During the lock-up, you generally may not sell, transfer, or otherwise dispose of your locked-up shares, subject to certain exceptions, including transfers to affiliates, family members, or trusts, or transfers by operation of law. If you are not an officer or director, 12% of your locked-up shares will be released at the six-month anniversary of the closing, and 250 shares per holder are exempt. If shares held by any lock-up holder are released early, other holders generally are entitled to a pro rata release on the same terms. You may exercise options or warrants during the lock-up, but shares received upon exercise remain subject to the restrictions. The Board may waive the restrictions solely to comply with Nasdaq listing requirements. Further details on the lock-up and permitted exceptions are set forth in the Bylaws of the post-closing entity.

How does the transaction impact dilution of my shares?

Following the closing of the merger, the combined company’s total shares will include: shares issued to current May Mobility stockholders (like you), shares held by ACP’s public shareholders (minus any who choose to redeem), shares issued to private placement investors, founder shares held by ACP’s sponsor, warrants, and shares reserved under the new equity incentive plan and employee stock purchase plan. Each of these represents a portion of the overall equity, and the total number of outstanding shares will be higher than the current number of May Mobility shares. The exact level of dilution will depend on, among other things, how many ACP public shareholders choose to redeem their shares and the size of the private placement investment. Additional details will be provided in the proxy statement/registration statement.

How does this affect our valuation?

The transaction values May Mobility at a pro forma combined enterprise value of approximately $1.4 billion.

How will my stock options be affected, and what happens to my strike price relative to the share price?

Each outstanding May Mobility stock option will be converted into an option to purchase shares of common stock of the combined public company. The number of shares covered by each option will be adjusted by multiplying the current number of shares under your option by a conversion ratio, rounded down to the nearest whole share. Your strike price will also be adjusted by dividing your current strike price by that same conversion ratio, rounded up to the nearest cent. Your vesting schedule will stay the same. These adjustments are designed to preserve the value of your option. The conversion ratio is calculated by dividing the total number of shares issued to May Mobility stockholders by the total number of May Mobility shares and options outstanding immediately before the merger. After the conversion, if your adjusted strike price is below $10.00 per share (the deal’s per-share value), your options will be “in the money.” However, the actual trading price of the combined company’s stock after the lock-up period will be determined by the public markets and may be above or below $10.00.

What happens if the value of the stock drops below the strike price of my shares during the lock-up period?

If the stock price falls below your option's strike price, that award would be “underwater” — it has no value to exercise at that moment, but it doesn't expire or disappear. You'd still hold it, and it could regain value if the price recovers before the award's expiration date.

Will this transaction provide me liquidity for my equity?

This transaction may present a path to liquidity for employees, but there are many details that need to be resolved between now and the close of the transaction that may impact this analysis on a per-employee basis. For now, we are focused on the work needed to bring this transaction to a close and will share more details on the impact to equity at a future all-hands meeting when we are able.

When will I learn more about equity details?

Details about equity will be shared in employee meetings over the coming months. This will include information on the format of future equity awards, refresh programs, trading windows, and other equity-related matters. In the meantime, please continue to focus on executing our goals.

How will this affect our future bonuses (typically half cash, half equity)?

As we do every year, we'll consider a number of options for our bonus program. We don't yet know whether there will be a bonus, what the mix of cash and equity might be, or — if equity is part of the mix — what specific vehicle we'd use and how it would be valued. We expect to make this decision in Q2 of next year and will share it with employees as soon as we know more.

What's happening with Carta?

We're transitioning away from Carta for equity administration. As part of that move, expect more hands-on support: webinars, education sessions, and resources to help you understand and manage your May equity. We'll share the details later this year once we've inked the deal.

What if I have a question? Who should I go to?

If you have a question, check with your senior leader first. You can also post your questions to #ask-the-execs, or send a confidential message to your People Business Partner Eric Bryant or Janae Brosko.

Additional Information

The Business Combination will be submitted to shareholders of ACP for their consideration. In connection with the Business Combination, ACP and May Mobility intend to file a Registration Statement with the SEC, which will include a proxy statement/prospectus and certain other related documents, which will serve as both the proxy statement to be distributed to shareholders of ACP in connection with its solicitation for proxies for the vote by its shareholders in connection with the Business Combination and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities to be issued to securityholders of ACP and equityholders of May Mobility in connection with the completion of the Business Combination. After the Registration Statement is declared effective, ACP will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the Business Combination. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that ACP will send to its shareholders in connection with the Business Combination.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND THE PARTIES TO THE BUSINESS COMBINATION. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC free of charge at www.sec.gov. The definitive proxy statement/final prospectus (if and when available) will be mailed to shareholders of ACP as of a record date to be established for voting on the Business Combination. Shareholders of ACP will also be able to obtain copies of the proxy statement/prospectus without charge, once available, by directing a request to: ACP Holdings Acquisition Corp., 3131 Eastside Street, Houston, Texas 77098. The information contained on, or that may be accessed through, the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

Participants in the Solicitation

ACP, May Mobility and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of ACP’s shareholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of ACP’s directors and officers in ACP’s SEC filings, including ACP’s final prospectus relating to its initial public offering, dated April 6, 2026 and filed with the SEC pursuant to Rule 424(b) under the Securities Act, available free of charge at the SEC’s website at www.sec.gov. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to ACP’s shareholders in connection with the Business Combination will be set forth in the proxy statement/prospectus for the Business Combination when available. Information concerning the interests of ACP’s and May Mobility’s participants in the solicitation, which may, in some cases, be different than those of their respective equity holders generally, will be set forth in the proxy statement/prospectus relating to the Business Combination when it becomes available.

Forward Looking Statements

This communication contains certain statements that are not historical facts but may be considered “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” or the negatives of these terms or variations of them or similar terminology or expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the Business Combination, the PIPE Investment, including the potential dilution and other effects of the securities to be issued in connection with the Business Combination, the anticipated benefits and expected timing of the Business Combination, the estimated or anticipated future results of ACP following the Business Combination, including the likelihood and ability of the Parties to successfully consummate the Business Combination, future opportunities for ACP and May Mobility and other statements that are not historical facts.

These statements are based on the current expectations of the management of ACP and/or May Mobility and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of ACP and May Mobility. These statements are subject to a number of risks and uncertainties regarding May Mobility’s business and the Business Combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to: changes in general economic, political, business and market conditions; the inability of the Parties to consummate the Business Combination or the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement; the number of redemption requests made by shareholders of ACP in connection with the Business Combination; the outcome of any legal proceedings that may be instituted against the Parties following the announcement of the Business Combination; the risk that the approval of the shareholders of May Mobility or ACP for the Business Combination is not obtained; failure to realize the anticipated benefits of the Business Combination, including as a result of a delay in consummating the potential transaction; the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; the risks related to the rollout of the business of May Mobility and the timing of expected business milestones; the effects of competition on May Mobility’s business; the ability of ACP following the Business Combination to execute its growth strategy, manage growth profitably and retain its key employees; the ability of ACP to obtain or maintain the listing of its securities on a U.S. national securities exchange following the Business Combination; costs related to the Business Combination; and other risks that will be detailed from time to time in filings with the SEC and described in the Registration Statement when available. The foregoing list of risk factors is not exhaustive. There may be additional risks that ACP and May Mobility presently do not know or that ACP and May Mobility currently believe are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide ACP’s and May Mobility’s expectations, plans or forecasts of future events and views as of the date of this communication. ACP and May Mobility anticipate that subsequent events and developments will cause their assessments to change. However, while ACP and May Mobility may elect to update these forward-looking statements in the future, ACP and May Mobility specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing ACP’s or May Mobility’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. Nothing herein should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or results of such forward-looking statements will be achieved.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Registration Statement referenced above when available and other documents filed by ACP and May Mobility from time to time with the SEC. These filings will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. You should not place undue reliance upon any forward-looking statements, which speak only as of the date made. There may be additional risks that neither ACP nor May Mobility presently knows, or that ACP and/or May Mobility currently believe are immaterial, that could cause actual results to differ from those contained in the forward-looking statements. For these reasons, among others, investors and other interested persons are cautioned not to place undue reliance upon any forward-looking statements in this communication. Past performance by ACP’s or May Mobility’s management teams and their respective affiliates is not a guarantee of future performance. Therefore, you should not place undue reliance on the historical record of the performance of ACP’s or May Mobility’s management teams or businesses associated with them as indicative of future performance of an investment or the returns that ACP or May Mobility will, or may, generate going forward. Neither ACP nor May Mobility undertakes any obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date of this communication, except as required by applicable law.

No Offer or Solicitation

This communication is for informational purposes only and is not (i) an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law nor (ii) the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. No securities commission or securities regulatory authority in the United States or any other jurisdiction has in any way passed upon the merits of the Business Combination or the accuracy or adequacy of this communication.

If the Transaction is pursued, May Mobility and ACP intend to file a registration statement (which will include a proxy statement/prospectus of ACP) and other relevant documents with the Securities and Exchange Commission (the “SEC”), to be used at the meeting of shareholders to approve the Transaction and as the prospectus related to the offer of the securities to be issued by the combined company in connection with the Transaction and, after the registration statement is declared effective, ACP will mail a definitive proxy statement/prospectus relating to the Transaction to its shareholders. Shareholders and other interested persons are urged to read the proxy statement/prospectus and any other relevant documents filed with the SEC in their entirety when they become available because they will contain important information about May Mobility, ACP and the Transaction. Such registration statement may modify and supersede in its entirety any information in this communication, which is preliminary. Shareholders will be able to obtain a free copy of the proxy statement/prospectus (when filed), as well as other filings containing information about May Mobility, ACP and the Transaction at the SEC’s website located at www.sec.gov. There can be no assurance that the Transaction will be completed, or completed on the terms described in this communication.

Participants in the Solicitation

ACP, May Mobility and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of ACP’s shareholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of ACP’s directors and officers in ACP’s SEC filings, including ACP’s final prospectus relating to its initial public offering, dated April 6, 2026 and filed with the SEC pursuant to Rule 424(b) under the Securities Act, available free of charge at the SEC’s website at www.sec.gov. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to ACP’s shareholders in connection with the Business Combination will be set forth in the proxy statement/prospectus for the Business Combination when available. Information concerning the interests of ACP’s and May Mobility’s participants in the solicitation, which may, in some cases, be different than those of their respective equity holders generally, will be set forth in the proxy statement/prospectus relating to the Business Combination when it becomes available.

Financial Information; Non-GAAP Measures

The financial information and data contained in this communication is unaudited and does not conform to Regulation S-X promulgated under the Securities Act. Accordingly, such information and data may not be included in, may be adjusted in, or may be presented differently in, any proxy statement, registration statement or prospectus to be filed by ACP or May Mobility with the SEC. Certain of the financial information and data contained in this communication has not been prepared in accordance with United States generally accepted accounting principles (“GAAP”). May Mobility and ACP believe these non-GAAP measures provide useful information to management and investors regarding certain financial and business trends relating to May Mobility’s financial condition and results of operations, and provide an additional tool for investors to use in evaluating projected operating results and trends and in comparing May Mobility’s financial measures with those of other similar companies, although other companies may calculate similarly titled measures differently. You should not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in May Mobility’s financial statements, and they are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-GAAP financial measures. You should review May Mobility’s audited financial statements, which will be included in the definitive proxy statement/prospectus relating to the Transaction.

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Additional Information

The Business Combination will be submitted to shareholders of ACP for their consideration. In connection with the Business Combination, ACP and May Mobility intend to file a Registration Statement with the SEC, which will include a proxy statement/prospectus and certain other related documents, which will serve as both the proxy statement to be distributed to shareholders of ACP in connection with its solicitation for proxies for the vote by its shareholders in connection with the Business Combination and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities to be issued to securityholders of ACP and equityholders of May Mobility in connection with the completion of the Business Combination. After the Registration Statement is declared effective, ACP will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the Business Combination. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that ACP will send to its shareholders in connection with the Business Combination.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND THE PARTIES TO THE BUSINESS COMBINATION. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC free of charge at www.sec.gov. The definitive proxy statement/final prospectus (if and when available) will be mailed to shareholders of ACP as of a record date to be established for voting on the Business Combination. Shareholders of ACP will also be able to obtain copies of the proxy statement/prospectus without charge, once available, by directing a request to: ACP Holdings Acquisition Corp., 3131 Eastside Street, Houston, Texas 77098. The information contained on, or that may be accessed through, the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

Participants in the Solicitation

ACP, May Mobility and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of ACP’s shareholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of ACP’s directors and officers in ACP’s SEC filings, including ACP’s final prospectus relating to its initial public offering, dated April 6, 2026 and filed with the SEC pursuant to Rule 424(b) under the Securities Act, available free of charge at the SEC’s website at www.sec.gov. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to ACP’s shareholders in connection with the Business Combination will be set forth in the proxy statement/prospectus for the Business Combination when available. Information concerning the interests of ACP’s and May Mobility’s participants in the solicitation, which may, in some cases, be different than those of their respective equity holders generally, will be set forth in the proxy statement/prospectus relating to the Business Combination when it becomes available.

Forward Looking Statements

This communication contains certain statements that are not historical facts but may be considered “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” or the negatives of these terms or variations of them or similar terminology or expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the Business Combination, the PIPE Investment, including the potential dilution and other effects of the securities to be issued in connection with the Business Combination, the anticipated benefits and expected timing of the Business Combination, the estimated or anticipated future results of ACP following the Business Combination, including the likelihood and ability of the Parties to successfully consummate the Business Combination, future opportunities for ACP and May Mobility and other statements that are not historical facts.

These statements are based on the current expectations of the management of ACP and/or May Mobility and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of ACP and May Mobility. These statements are subject to a number of risks and uncertainties regarding May Mobility’s business and the Business Combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to: changes in general economic, political, business and market conditions; the inability of the Parties to consummate the Business Combination or the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement; the number of redemption requests made by shareholders of ACP in connection with the Business Combination; the outcome of any legal proceedings that may be instituted against the Parties following the announcement of the Business Combination; the risk that the approval of the shareholders of May Mobility or ACP for the Business Combination is not obtained; failure to realize the anticipated benefits of the Business Combination, including as a result of a delay in consummating the potential transaction; the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; the risks related to the rollout of the business of May Mobility and the timing of expected business milestones; the effects of competition on May Mobility’s business; the ability of ACP following the Business Combination to execute its growth strategy, manage growth profitably and retain its key employees; the ability of ACP to obtain or maintain the listing of its securities on a U.S. national securities exchange following the Business Combination; costs related to the Business Combination; and other risks that will be detailed from time to time in filings with the SEC and described in the Registration Statement when available. The foregoing list of risk factors is not exhaustive. There may be additional risks that ACP and May Mobility presently do not know or that ACP and May Mobility currently believe are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide ACP’s and May Mobility’s expectations, plans or forecasts of future events and views as of the date of this communication. ACP and May Mobility anticipate that subsequent events and developments will cause their assessments to change. However, while ACP and May Mobility may elect to update these forward-looking statements in the future, ACP and May Mobility specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing ACP’s or May Mobility’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. Nothing herein should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or results of such forward-looking statements will be achieved.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Registration Statement referenced above when available and other documents filed by ACP and May Mobility from time to time with the SEC. These filings will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. You should not place undue reliance upon any forward-looking statements, which speak only as of the date made. There may be additional risks that neither ACP nor May Mobility presently knows, or that ACP and/or May Mobility currently believe are immaterial, that could cause actual results to differ from those contained in the forward-looking statements. For these reasons, among others, investors and other interested persons are cautioned not to place undue reliance upon any forward-looking statements in this communication. Past performance by ACP’s or May Mobility’s management teams and their respective affiliates is not a guarantee of future performance. Therefore, you should not place undue reliance on the historical record of the performance of ACP’s or May Mobility’s management teams or businesses associated with them as indicative of future performance of an investment or the returns that ACP or May Mobility will, or may, generate going forward. Neither ACP nor May Mobility undertakes any obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date of this communication, except as required by applicable law.

No Offer or Solicitation

This communication is for informational purposes only and is not (i) an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law nor (ii) the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. No securities commission or securities regulatory authority in the United States or any other jurisdiction has in any way passed upon the merits of the Business Combination or the accuracy or adequacy of this communication.